UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

re

São Paulo, May 17, 2021. Linx S.A. (B3: LINX3 and NYSE: LINX), announces its consolidated results for the first quarter of 2021 (1Q21). Our operating and financial information is presented based on consolidated figures, as per the Brazilian Corporate Law (Lei das S.A.) and accounting practices issued by the Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRS).

1Q21 highlights

Gross Revenue	Subscription Revenue (SR)
BRL 264.5 Million|+11.3% yoy	BRL 231.4 million|+17.9% yoy
Adjusted EBITDA	Adjusted EBITDA Margin
BRL 51.6 million |+26.4% yoy	22.4%|290 bps YoY
Organic growth	Retention Rate
14.0% YoY	98.8%

Linx Core | +12% YoY Total RR
Delivery: SR grew 302% vs 1Q20 | 114.2% larger customer base vs 1Q20
Hiper: SR 36% higher vs 1Q20 | 27% larger Hiperadores base vs 1Q20
Pharma: SR grew 16% vs 1Q20 | 39% higher customer activation vs 1Q20
Linx Franchisees: 428 franchisees as of Mar/21 | 38% of new activations in 1Q21

Linx Digital | +56% YoY Total RR
Linx Commerce: SR 109% higher vs 1Q20 | since Apr/20, we had the volume of a Black Friday every month
GMV: platform volume 87% higher vs 1Q20
Linx Impulse: SR grew 37% vs 1Q20 | 60% of Linx Digital´s SR | ADS volume was 188% higher vs 1Q20
OMNI OMS: 5 new clients in 1Q21 | 6,300 roll-out stores | 71% higher SR vs 1Q20
Partnerships: average of 400 sellers publishing their inventories among the 4 partner marketplaces (ex. Hiper) in 1Q21
Linx Digital Partners: agencies homologation for selling Linx Digital solutions, 38 partners in 1Q21

Linx Pay | +10% YoY Total rr
TEF: 54% of the Linx Pay´s SR | volume traded 30% higher vs 1Q20
Gateway: 4.7 thousand clients using Linx's payment solution for e-commerce
QR Code and Pix: more than 14,000 customers already integrated with Linx's ERP | 8% larger customer base vs Dec/20
TPV: 2.2x higher vs 1Q20

Note: see Attachment VI for more details on the operational and financial highlights.

conference call May 18 | 10 a.m. (EDT) or 11 a.m. (BRT) | +1 412 717.9627 or +1 844 204.8942 | Code: LINX | Click here

investor relations ir.linx.com.br | ir@linx.com.br

1

to our shareholders

The first quarter of 2021 was very hard for Brazil. New variants of the Coronavirus have been detected, the number of infections has skyrocketed across the country, health systems in several cities have collapsed and, unfortunately, the death toll has grown exponentially. As a result, stricter restrictive measures were again implemented throughout the national territory at different times according to the situation in each city or region. We also had the beginning of the vaccination period against COVID-19 for the Brazilian population. In view of this situation, e-commerce continued to be the main alternative for retailers to continue operating safely, enabling the continuity and even the expansion of their businesses.

Linx continues to develop and improve its products, systems and reinforce partnerships to support retail in this challenging period that has already completed more than a year. We integrate fast, efficient and cost-effective solutions into our portfolio for retailers in different industries and profiles. In this context, we highlight the performance of the Pharma and Food verticals; our e-commerce platform that is becoming increasingly robust, intuitive and even more integrated with business management systems and means of payment; in addition to expanding partnerships with the main marketplaces in the country for our entire customer base.

According to the Monthly Survey of Commerce (PMC) of IBGE, the volume of sales in retail trade expanded by 2.4% in March 2021 compared to the same month in 2020. However, the negative results in January and mainly in February, resulted in a decrease of 0.6% in the comparison between 1Q21 and 1Q20.

As a result, Linx Digital now represents 14.7% of total recurring revenue in 1Q21, while Linx Pay also grew and started to account for 13.1% of total recurring revenue in the same period. It is important to note that despite the restrictive measures to the retail operation, the recurring revenue of Linx Core grew 14.6% in 1Q21 when compared to 1Q20.

We still do not register material impacts on churn, due to the differentiated profile of Linx´s customer base, in addition to the low representativeness of the monthly fees charged on retailers' revenues. The accumulated volume of postponements reached BRL 79 million in the quarter, of which 99% of invoices with an extended term were up to date, an even better level than that registered in 4Q20.

We would like to highlight the excellent performance of our products aimed at e-commerce, Linx Commerce, and also for our products for Delivery, such as the Delivery App and Mercadapp, which had exponential growth in this period.

Our Opportunities Committee continues to monitor the impacts of COVID-19. In addition to the various cash protection measures that have been taken since the beginning of the pandemic, 100% of Linx employees remain in home office and, so far, there is no forecast of return to the offices.

On March 19, the CADE´s General Superintendence issued a Technical Opinion favorable to the unrestricted approval of the business combination between Linx and StoneCo. On April 7, we informed that the aforementioned Technical Opinion was appealed and is being analyzed by the CADE´s Administrative Court.

Finally, we reaffirm our commitment to the long term, ensuring the safety of our team, the service to clients and suppliers, and consequently, to the business.

Alberto Menache & Linx Team

#soulinx

2

OPERATING AND FINANCIAL RESULTS

OPERATING PERFORMANCE

At the end of 1Q21, Linx achieved a customer retention rate of 98.8%, in line with the previous quarter despite the COVID19 scenario.

Linx´s largest customer represented 1.1% of the recurring revenue in the quarter, this position was held by a retailer in the Apparel vertical. In addition, the 100 largest customers represented 25.6% of the recurring revenue in 1Q21. The high customer retention rate and the low concentration of customers reflect our broad, diversified and loyal customer base.

OPERATING REVENUE

BRL ‘000	1Q21	1Q20	YoY	4Q20	QoQ
Total recurring revenue	233,221	202,176	15.4%	231,474	0.8%
Subscription revenue	231,445	196,284	17.9%	228,140	1.4%
Royalties	1,777	5,892	-69.8%	3,334	-46.7%
Consulting service revenue	31,280	35,481	-11.8%	39,234	-20.3%
Gross Operating Revenues	264,501	237,657	11.3%	270,708	-2.3%
Sales taxes¹	(27,126)	(23,743)	14.2%	(28,268)	-4.0%
Cancellations and rebates	(6,791)	(5,383)	26.2%	(9,019)	-24.7%
Net Operating Revenues	230,584	208,531	10.6%	233,421	-1.2%

1- Includes Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

Subscription revenue reached BRL 231.4 million in 1Q21, representing 87.5% of gross operating revenue, +17,9% vs 1Q20 and +1.4% vs 4Q20. These increases demonstrate the resilience of the business model based on recurring revenue (SaaS), in addition to the importance of offering an end-to-end platform that guarantees multiple entry points for Linx solutions, something that was intensified with the acceleration of the digital transformation process for retailers since March 2020. We highlight that more than 65% of recurring revenue comes from offers entirely in the cloud. The fastest growing offers are: Linx Impulse and Linx Commerce.

In 1Q21, the organic growth of subscription revenue was 14.0%, 60 bps above the previous quarter. This evolution is mainly explained by the positive reflexes of the continuous acceleration of the digital transformation process, which increases adherence to Linx's end-to-end platform solutions even in a more challenging economic scenario. Additionally, the evolution of organic growth reflects the higher level of IGP-M (General Price Index - Market) in 1Q21, an index used for the annual readjustment of Linx's contracts with its clients.

Royalties revenue reached BRL 1.8 million in 1Q21, -69.8% vs 1Q20 and -46.7% vs 4Q20. As in previous quarters, these declines reflect the increased contribution of SaaS offers to the Company's new sales. The biggest impacts in the comparison periods were in the verticals of Food Service, Gas Stations and Apparel. It is important to note that the new SaaS offers, which generate recurring revenue and are cloud based, do not charge royalties, mostly.

In 1Q21, total recurring revenue reached BRL 233.2 million, +15.4% vs 1Q20 and +0.8% vs 4Q20. In the quarter, Linx Core represented 72.2% of total recurring revenue, while Linx Digital and Linx Pay Hub reached 14.7% and 13.1%, respectively. The positive annual variation is explained by the continuous demand for solutions that in many cases ensured the continuity of operations for different retailer profiles in the context of COVID-19.

3

Consulting service revenue reached BRL 31.3 million in 1Q21, -11.8% and -20.3% vs 1Q20 and 4Q20, respectively. These developments reflect the lower volume and size of implementation projects with a more challenging scenario for retailers. The comparison with 4Q20 also reflects the seasonal effect that is concentrated in the period of Black Friday and Christmas, with emphasis on Napse, Millennium and the vertical of Car Dealers.

Deferred short- and long-term revenues on the balance sheet (consulting service revenue already billed, but not recognized, given that the service has not yet been provided) totaled BRL 25,9 million at the end of 1Q21. In the following months, as the services are provided, these revenues will be duly recognized.

Operating expenses

BRL ‘000	1Q21	1Q20	YoY	4Q20	QoQ
Net Operating Revenues	230,584	208,531	10.6%	233,421	-1.2%
Cost of services provided (ex-depreciation and amortization)	(53,978)	(57,959)	-6.9%	(62,251)	-13.3%
% NOR	23.4%	27.8%	-440 bps	26.7%	-330 bps
General and administrative expenses (ex-depreciation and amortization)	(47,423)	(44,015)	7.7%	(70,035)	-32.3%
% NOR	20.6%	21.1%	-50 bps	30.0%	-940 bps
Depreciation and amortization	(41,692)	(36,362)	14.7%	(40,936)	1.8%
% NOR	18.1%	17.4%	60 bps	17.5%	50 bps
Selling expenses	(44,198)	(36,697)	20.4%	(42,888)	3.1%
% NOR	19.2%	17.6%	160 bps	18.4%	80 bps
Research and development	(31,545)	(29,552)	6.7%	(29,709)	6.2%
% NOR	13.7%	14.2%	-50 bps	12.7%	100 bps
Other operating revenues (expenses)	(7,136)	(2,964)	140.8%	(46,596)	-84.7%
% NOR	3.1%	1.4%	-170 bps	20.0%	-1690 bps

Note: We detach the account “Depreciation and amortization” from the “Cost of services provided” and “General and administrative expenses”, so they are presented as BRL 53,978 thousand and BRL 47,423 in 1Q21, respectively. The same concept was applied in the other compared quarters.

The cost of services provided (ex-depreciation and amortization) reached BRL 54.0 million in 1Q21, -440 bps as a percentage of NOR compared to 1Q20. This evolution is mainly explained by the cash preservation measures adopted since the second half of March 2020 in the face of the COVID-19 scenario, involving initiatives linked to the staff and their benefits, in addition to the reduction in travel and accommodation expenses. In comparison with 4Q20, the cost of services provided was 330 bps lower, mainly due to the higher concentration of implementation of Linx solutions in the previous quarter. As a result, gross margin was 76.6% in 1Q21, +440 bps vs 1Q20 and +330 bps vs 4Q20.

4

General and administrative expenses (ex-depreciation and amortization) showed a 50 bps reduction as a percentage of NOR compared to 1Q20. This evolution occurred mainly due to the reclassification of some PinPag third-party contracts that started to be capitalized, generating this impact in 1Q21. In relation to 4Q20, general and administrative expenses decreased by 940 bps mainly due to the lower level of non-recurring expenses linked to Linx's proposal by STNE in Aug/20. It is worth mentioning that the comparisons were impacted by the consolidation of the costs of Mercadapp and Humanus, acquired in 4Q20 and 3Q20, in addition to the partial consolidation of PingPag and Neemo, acquired in January and February 2020, respectively.

Depreciation and amortization expenses presented an increase of 60 bps and 50 bps as a percentage of NOR when compared to 1Q20 and 4Q20, respectively. These developments occurred mainly due to the higher amortization of software developed and the amortization of intangible assets resulting from the acquisition of companies in the period. The amortization schedule for acquisitions intangible assets (PPA) and tax goodwill can be found in Appendix V.

Sales and marketing expenses, when compared as a percentage of NOR, presented an increase of 160 bps and 80 bps compared to 1Q20 and 4Q20, respectively. The variations are largely explained by the continuous investment in the commercial teams to reinforce the cross-sell of solutions that reinforce Linx's end-to-end platform. In this quarter, the biggest impact was in the vertical of Car Dealers and PinPag. In this context, we ended the quarter with 428 franchisees and continued with the approval of branches for the sale of Linx Digital solutions, reaching 38 partners at the end of the period. These effects were partially offset by the cash preservation measures adopted as of March 2020, as previously mentioned.

Research and development (R&D) expenses, when compared as a percentage of NOR, reduced 50 bps in relation to 1Q20 mainly due to the cash preservation initiatives adopted by the Company as of March 2020. In relation to 4Q20, research and development expenses increased by 100 bps as a percentage of NOR, largely due to the continuous investment in R&D teams to reinforce the portfolio of new offerings mainly from Linx Digital and Linx Pay Hub.

The allowance for loan losses, allocated to Other operating income (expenses), reached BRL 7.8 million in 1Q21 or 3.4% of the net revenue, an expansion of 170 bps compared to the same quarter of the previous year. We reinforce that Linx constitutes the allowance for loan losses monthly considering the history of losses by maturity and expected losses for securities receivable from clients that comprise the accounts receivable outstanding. Additionally, in the COVID-19 scenario, negotiation requests involving invoice maturities increased and they were analyzed on a case-by-case basis, according to the relationship with the client, accumulating BRL 79 million in postponement of payments until March, of which 99% of invoices with an extended term were up to date, a percentage even higher than the 98% in 4Q20.

5

In 1Q21, BRL 6.2 million was capitalized as an investment with R&D, -11.4% and -16.3% vs 1Q20 and 4Q20, respectively. In the quarter, Linx Core represented 77.2% of capitalized R&D, while Linx Digital and Linx Pay reached 13.8% and 9.0%, respectively. This amount is mainly linked to the innovation initiatives to adapt Linx's ERPs to the omnichannel concept, in addition to investments in new solutions to reinforce the Linx Pay Hub's e-commerce platform and financial services portfolio. Consolidating our position as the main supplier of an end-to-end platform, 100% integrated and that allows the retailer to become omnichannel. Furthermore, Linx has invested to enter new markets, seeking new customer profiles when investing in future opportunities related to Big Data and Intelligence.

NET FINANCIAL RESULT

BRL ‘000	1Q21	1Q20	YoY	4Q20	QoQ
Net financial result	(7,904)	(9,169)	-13.8%	(10,829)	-27.0%
Financial revenues	8,476	12,622	-32.8%	12,263	-30.9%
Financial expenses	(16,380)	(21,791)	-24.8%	(23,092)	-29.1%

Linx's net financial result reached -BRL 7.9 million in 1Q21, +BRL 1.3 million vs 1Q20. This variation is mainly explained by the lesser effect of applying IAS 29 as a consequence of hyperinflation in Argentina and by higher revenues from the anticipation of receivables from Linx Pay. These effects were partially offset by the gradual reduction in the CDI over the period, a lower volume of financial investments and a higher volume of discounts granted to customers in the face of the current macroeconomic scenario. Compared to 4Q20, the net financial result was BRL 2.9 million higher mainly due to the reduction in interest on leasing, a lower volume of discounts granted to customers and the exchange rate variation on financial investment abroad.

NET INCOME (LOSS)

BRL ‘000	1Q21	1Q20	YoY	4Q20	QoQ
Net income (loss)	(6,870)	(9,054)	-24.1%	(65,913)	-89.6%
Stock options plan	2,938	-	n.a.	3,063	-4.1%
Stone Operation Expenses[1]	305	-	n.a.	13,945	-97.8%
M&A expenses[2]	147	825	-82.2%	-	n.a.
Net earn-out reversion[3]	(235)	-	n.a.	6	n.a.
Linx Pay Unusual Operating Losses[4]	-	-	n.a.	39,975	n.a.
NYSE IPO expenses[5]	-	549	n.a.	788	n.a.
Organizational restructuring[6]	-	816	n.a.	-	n.a.
Adjusted net income (loss)	(3,715)	(6,865)	-45.9%	(8,136)	-54.3%

Observation: The adjustments presented here do not consider the impacts of income tax and social contribution on Net income (loss), they are presented in accordance with the amounts presented in this document for the purpose of comparability. Notes: (1) Legal and financial advisory expenses arising from STNE´s proposal for Linx. (2) Expenses related to the due diligence process of acquired companies. (3) Of the total purchase price we pay for the acquired companies, a portion is paid through earn-outs, subject to the achievement of financial and operational goals. When these goals are not achieved by the acquired companies, there is a reversal of earn-out in the period. (4) Unusual operating losses of Linx Pay Meios de Pagamento Ltda, as a consequence of the cancellation of atypical transactions by third parties in the use of machines sold by a Linx Pay commercial partner. Losses were fully accounted for in 1Q21. (5) Expenses related to Linx's IPO on the NYSE and consultancy to adapt to SOX rules. (6) Organizational restructuring carried out at the beginning of the year and in June 2020.

The adjusted net loss was BRL 3.7 million in 1Q21, +BRL 3.2 million vs 1Q20 and +BRL 4.4 million vs 4Q20. These positive variations are mainly explained by: (i) cash preservation measures adopted from the second half of March 2020 onwards under the COVID-19 scenario; (ii) expansion of net operating revenue reflecting the continuous acceleration of the digital transformation process and the annual readjustment of Linx's contracts with its clients; and (iii) better financial result due to the application of IAS 29 and revenues from the prepayment of receivables from Linx Pay.

6

EBITDA AND EBITDA MARGIN

BRL ‘000	1Q21	1Q20	YoY	4Q20	QoQ
Net income (loss)	(6,870)	(9,054)	-24.1%	(65,913)	-89.6%
(+) Income and social contribution taxes	3,578	867	n.a.	(3,910)	n.a.
(+) Net financial result	7,904	9,169	-13.8%	10,829	-27.0%
(+) Depreciation and amortization	41,692	36,362	14.7%	40,936	1.8%
EBITDA	46,304	37,344	24.0%	(18,058)	n.a.
Net Operating Revenues	230,584	208,531	10.6%	233,421	-1.2%
EBITDA Margin	20.1%	17.9%	220 bps	-7.7%	2790 bps
Stock options plan	2,938	-	n.a.	3,063	-4.1%
Anticipation and assignment of receivables[1]	2,144	1,294	65.7%	2,270	-5.6%
Stone Operation Expenses[2]	305	-	n.a.	13,945	-97.8%
M&A expenses[3]	147	825	-82.2%	-	n.a.
Net earn-out reversion[4]	(235)	-	n.a.	6	n.a.
Linx Pay Unusual Operating Losses[5]	-	-	n.a.	39,975	n.a.
NYSE IPO expenses[6]	-	549	n.a.	788	n.a.
Organizational restructuring[7]	-	816	n.a.	-	n.a.
Adjusted EBITDA	51,603	40,827	26.4%	41,989	22.9%
Adjusted EBITDA margin	22.4%	19.6%	290 bps	18.0%	440 bps

Notes: (1) Impact of the anticipation and assignment of receivables offered by Linx Pay Hub, considering that this revenue is allocated to the Financial Result, below EBITDA. (2) Legal and financial advisory expenses arising from STNE´s proposal for Linx. (3) Expenses related to the due diligence process of acquired companies. (4) Of the total purchase price we pay for the acquired companies, a portion is paid through earn-outs, subject to the achievement of financial and operational goals. When these goals are not achieved by the acquired companies, there is a reversal of earn-out in the period. (5) Unusual operating losses of Linx Pay Meios de Pagamento Ltda, as a consequence of the cancellation of atypical transactions by third parties in the use of machines sold by a Linx Pay commercial partner. Losses were fully accounted for in 1Q21. (6) Expenses related to Linx's IPO on the NYSE and consultancy to adapt to SOX rules. (7) Organizational restructuring carried out at the beginning of the year and in June 2020.

In this quarter, we had non-recurring expenses totaling BRL 5.3 million, mainly involving: (i) the Company's stock option plan; (ii) impact of revenue from anticipation and assignment of receivables offered by the Linx Pay Hub, amount allocated to the financial result; (iii) legal and financial advisory expenses arising from STNE´s proposal for Linx; and (iv) net earn-out reversal corresponding to four acquired companies. Accordingly, adjusted EBITDA reached BRL 51.6 million in the quarter, +26.4% and +22.9% in relation to adjusted EBITDA in 1Q20 and 4Q20, respectively.

The adjusted EBITDA margin was 22.4% in the quarter, 290 bps higher vs 1Q20. This evolution is mainly explained by: (i) expansion of net operating revenue reflecting the continuous acceleration of the digital transformation process and the annual readjustment of Linx's contracts with its clients; and (ii) cash preservation measures adopted as of the second half of March 2020, in view of the COVID-19 scenario. In relation to 4Q20, the adjusted EBITDA margin was 440 bps higher due to: (i) cash preservation measures adopted, as already mentioned; (ii) renegotiation of third party contracts in the period; and (iii) lower costs considering the greater concentration of implementation of Linx's solutions in the previous quarter. It is worth noting that the positive evolution of the comparatives was partially offset by the continuous investment in the teams to reinforce the cross-sell of offers connected mainly to Linx Digital and Linx Pay Hub.

7

CASH GENERATION AND NET CASH

In 1Q21, the Company´s cash balance and financial investments reached BRL 587.7 million, BRL 154.4 million below 1Q20 mainly due to the disbursement resulting from the four acquisitions of companies and the execution of the shares buyback program of the shares issued by the Company. In relation to 4Q20, the balance of cash balance and financial investments decreased by BRL 45.3 million mailiny due to earn-out payment to acquired companies.

The Company's gross debt ended 1Q21 at BRL 438.2 million, -12.9% vs 4Q20, comprising loans with BNDES in the amount of BRL 271.8 million, accounts payable for acquisitions of assets and subsidiaries totaling BRL 76.4 million, leasing in the BRL 90.0 million, since it is necessary to measure and recognize the Company's leases at present value.

The Company's net cash in 1Q21 was BRL 149.5 million. Excluding the gross debt related to the lease, resulting from IFRS16, and the net earn-out of accounts payable for acquisitions, Linx's adjusted net cash would be BRL 270.7 million. For an overview of the chnages in total cash flow (cash and equivalents + short-term investments), the statement of total cash flow can be found in Attachment III.

Notes: (1) Comprises the sum of the balances of Cash and Financial Investments. (2) Includes acquisition of companies less net cash and payment for the acquisition of subsidiaries. (3) It involves the acquisition of property, plant and equipment, the acquisition of intangible assets and the sale of property, plant and equipment. (4) Income and payments for loans and financing, lease payments, advances for future capital increase, financial charges, capital reserve and exchange variation on cash and cash equivalents and dividends and interest on capital paid. (5) For the calculation of the adjusted net cash, we highlight from the gross debt the leasing, resulting from IFRS16, and the net earn-out of accounts payable for acquisitions, excluding the portion retained for possible contingencies.

8

ATTACHMENT I – INCOME STATEMENT

BRL ‘000	1Q21	1Q20	YoY	4Q20	QoQ
Total recurring revenue	233,221	202,176	15.4%	231,474	0.8%
Subscription revenue	231,445	196,284	17.9%	228,140	1.4%
Royalties	1,777	5,892	-69.8%	3,334	-46.7%
Consulting service revenue	31,280	35,481	-11.8%	39,234	-20.3%
Gross operating revenues	264,501	237,657	11.3%	270,708	-2.3%
Sales taxes¹	(27,126)	(23,743)	14.2%	(28,268)	-4.0%
Cancellations and rebates	(6,791)	(5,383)	26.2%	(9,019)	-24.7%
Net operating revenues	230,584	208,531	10.6%	233,421	-1.2%
Cost of services provided	(70,821)	(72,836)	-2.8%	(74,154)	-4.5%
Gross profit	159,763	135,695	17.7%	159,267	0.3%
Operating expenses	(155,151)	(134,713)	15.2%	(218,261)	-28.9%
General and administrative expenses	(72,272)	(65,500)	10.3%	(99,068)	-27.0%
Selling expenses	(44,198)	(36,697)	20.4%	(42,888)	3.1%
Research and development	(31,545)	(29,552)	6.7%	(29,709)	6.2%
Other operating revenues (expenses)	(7,136)	(2,964)	140.8%	(46,596)	-84.7%
Income before financial income (expenses) and taxes	4,612	982	369.7%	(58,994)	n.a.
Net financial result	(7,904)	(9,169)	-13.8%	(10,829)	-27.0%
Financial revenues	8,476	12,622	-32.8%	12,263	-30.9%
Financial expenses	(16,380)	(21,791)	-24.8%	(23,092)	-29.1%
Income (loss) before taxes	(3,292)	(8,187)	-59.8%	(69,823)	-95.3%
Deferred income and social contribution taxes	(732)	2,707	n.a.	7,188	n.a.
Current income and social contribution taxes	(2,846)	(3,574)	-20.4%	(3,278)	-13.2%
Net income (loss)	(6,870)	(9,054)	-24.1%	(65,913)	-89.6%

1- Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

9

ATTACHMENT II – BALANCE SHEET

Assets (BRL ‘000)	03/31/2021	12/31/2020
Cash and cash equivalents	42,520	45,562
Short-term interest earnings bank deposits	542,504	584,778
Accounts receivable	448,622	477,217
Recoverable taxes	39,305	37,702
Other receivables	39,494	48,762
Current assets	1,112,445	1,194,021

Long-term interest earnings bank deposits	2,663	2,467
Accounts receivable in the long term	14,156	16,100
Recoverable taxes	3,912	4,341
Deferred taxes	17,275	14,891
Other credits	25,690	25,853
Long-term assets	63,696	63,652

Property, plant and equipment	105,523	109,057
Intangible assets	1,207,729	1,209,948
Right of use	91,535	101,655
Non-current assets	1,468,483	1,484,312

Total assets	2,580,928	2,678,333

Liabilities + Shareholders equity (BRL ‘000)	03/31/2021	12/31/2020
Suppliers	41,493	49,678
Accounts payable merchants	222,563	250,618
Loans and financing	58,031	69,775
Leasing	15,561	29,382
Labor obligations	72,522	63,067
Taxes and contribution payable	15,800	19,582
Income and social contribution taxes	5,489	4,998
Accounts payable from acquisition of subsidiaries	45,152	57,346
Deferred revenue	23,822	23,938
Dividends payable	56	60
Other liabilities	19,879	19,482
Current liabilities	520,368	587,926

Loans and financing	213,739	226,199
Leasing	74,483	76,797
Labor obligations	2,364	2,687
Accounts payable from acquisition of subsidiaries	31,230	43,440
Deferred tax liabilities	84,553	81,415
Deferred revenue	2,092	2,729
Provision for contingencies	25,394	28,929
Other liabilities	7,698	8,147
Non-current liabilities	441,553	470,343

Social capital	645,447	645,447
Capital reserve	1,149,249	1,153,554
Treasury Shares	(291,672)	(299,856)
Profit reserve	125,277	124,134
Accumulated Profits/Losses	(6,870)	-
Other comprehensive income	(2,424)	(3,215)
Total shareholders’ equity	1,619,007	1,620,064

Total liabilities + shareholders’ equity	2,580,928	2,678,333

10

ATTACHMENT III – TOTAL CASH FLOW ¹

BRL ‘000	1Q21	1Q20	4Q20
Cash flows from operating activities
Net income (loss) for the period	(6,870)	(9,054)	(65,913)
Adjustments to reconciliate net income to cash provided by operating activities
Depreciation and amortization	41,292	36,181	40,488
Addition to allowance for loan losses	(155)	2,292	(388)
Addition (reversal) of adjustment to present value	1,374	1,484	1,033
Stock option plan	334	1,780	3,574
Financial charges	14,816	12,185	12,208
Losses (gains) on write-off/disposal of assets	99	80	5,559
Deferred taxes	732	(2,707)	(7,188)
Current taxes	2,846	3,574	11,551
Other operating revenues / Earn-out	-	(161)	(7,632)
Provision for contingency	(348)	316	5,688
Effect of hyperinflation (IAS 29)	891	2,517	1,594
Others	294	-	-
Decrease (increase) in assets
Trade accounts receivable	30,669	16,318	(74,193)
Recoverable taxes	(1,174)	(2,829)	(1,173)
Accounts payable merchants	(28,055)	(19,241)	170,182
Other credits and judicial deposits	7,277	13,061	(12,887)
Increase (decrease) in liabilities
Suppliers	(12,631)	(6,494)	11,111
Labor obligations	9,132	4,184	(29,213)
Taxes and contributions payable	(5,360)	(14,514)	(7,656)
Deferred income	(753)	(5,475)	(3,085)
Income and social contribution taxes paid	(777)	(1,802)	(1,454)
Other accounts payable	(23)	(10,161)	(96,744)
Net cash provided by operating activities	53,610	21,534	(44,538)
Cash flows from investing activities
Acquisition of PP&E	(2,185)	(6,012)	(10,432)
Acquisition of intangible assets	(17,209)	(20,580)	(23,651)
Acquisition of subsidiaries, net of cash	-	(129,909)	(5,922)
Disposal of PP&E	-	-	(467)
Net cash used in financing activities	(19,394)	(156,501)	(40,472)
Cash flows from financing activities
Proceeds from loans and financing	-	928	-
Payments of loans and financing	(24,400)	(11,284)	(19,999)
Leasing payment	(20,216)	(31,520)	(8,559)
Advance for future capital increase	-	300	-
Financial charges paid	(9,747)	(5,475)	(8,379)
Payments of acquisitions of subsidiaries	(29.746)	(18,672)	(1,265)
Dividends paid	(4)	-	-
Treasury shares	3,545	(44,559)	-
Net cash used in financing activities	(80,568)	(110,282)	(38,202)
Exchange variation on cash and cash equivalents	1,232	7,101	(3,885)
Decrease in cash and cash equivalents	(45,120)	(238,148)	(127,097)
Statement of decrease in cash and cash equivalents
At the beginning of the period	632,807	980,260	759,904
At the end of the period	587,687	742,112	632,807
Decrease in cash and cash equivalents	(45,120)	(238,148)	(127,097)

Notes: (1) The total cash flow consolidates the cash balance and financial investments for managerial purposes, Therefore, it is not an accounting view of the statement, (2) The difference between the "Recoverable taxes" and "Exchange variation on cash and cash equivalents" lines between the "Total Cash Flow" and "Cash Flow and Equivalents" is due to the fact that we consider 100% of the balance of Financial Investments as “Cash and cash equivalents”, resulting in the effect on the movement of the lines mentioned above..

11

ATTACHMENT IV – CASH FLOW

BRL ‘000	1Q21	1Q20	4Q20
Cash flows from operating activities
Net (loss) income for the period	(6,870)	(9,054)	(65,913)
Adjustments to reconciliate net income to cash provided by operating activities
Depreciation and amortization	41,292	36,181	40,488
Addition to allowance for loan losses	(155)	2,292	(388)
Addition (reversal) of adjustment to present value	1,374	1,484	1,033
Stock option plan	334	1,780	3,574
Financial charges	14,816	12,185	12,208
Losses (gains) on write-off/disposal of assets	99	80	5,559
Deferred taxes	732	(2,707)	(7,188)
Current taxes	2,846	3,574	11,551
Interest earnings from bank deposits	(2,456)	(7,024)	(3,111)
Other operating revenues / Earn-out	-	(161)	(7,632)
Provision for contingency	(348)	316	5,688
Effect of hyperinflation (IAS 29)	891	2,517	1,594
Others	294	-	-
Increase (decrease) in assets
Trade accounts receivable	30,669	16,318	(74,193)
Recoverable taxes	(973)	(1,937)	(343)
Accounts payable merchants	(28,055)	(19,241)	170,182
Other credits and judicial deposits	7,277	13,061	(12,887)
Increase (decrease) in liabilities
Suppliers	(12,631)	(6,494)	11,111
Labor obligations	9,132	4,184	(29,213)
Taxes and contributions payable	(5,360)	(14,514)	(7,656)
Deferred income	(753)	(5,475)	(3,085)
Income and social contribution taxes paid	(777)	(1,802)	(1,454)
Other accounts payable	(23)	(10,161)	(96,744)
Net cash provided by operating activities	51.355	15,402	(46,819)
Cash flows from investing activities
Acquisition of PP&E	(2,185)	(6,012)	(10,432)
Acquisition of intangible assets	(17,209)	(20,580)	(23,651)
Acquisition of subsidiaries, net of cash and cash equivalents acquired	-	(129,909)	(5,922)
Disposal of PP&E	-	-	(467)
Financial investments	(211,846)	(150,977)	(201,241)
Redemption of interest and financial investments	256,179	385,990	328,753
Net cash used in investing activities	24,939	78,512	87,040
Cash flows from financing activities
Proceeds from loans and financing	-	928	-
Payments of loans and financing	(24,400)	(11,284)	(19,999)
Leasing payment	(20,216)	(31,520)	(8,559)
Advance for future capital increase	-	300	-
Financial charges paid	(9,747)	(5,475)	(8,379)
Payments of acquisitions of subsidiaries	(29,746)	(18,672)	(1,265)
Dividends paid	(4)	-	-
Treasury shares	3,545	(44,559)	-
Net cash used in financing activities	(80,568)	(110,282)	(38,202)
Exchange variation on cash and cash equivalents	1,232	6,814	(3,887)
Decrease in cash and cash equivalents	(3,042)	(9,554)	(1,868)
Statement of decrease in cash and cash equivalents
At the beginning of the period	45,562	75,898	47,430
At the end of the period	42,520	66,344	45,562
Decrease in cash and cash equivalents	(3,042)	(9,554)	(1,868)

12

ATTACHMENT V – ACQUISITION AND FISCAL GOODWILL AMORTIZATION SCHEDULE

Quarter	BRL	Quarter	BRL
1Q21	(9,797,393)	1Q21	(14,658,021)
2Q21	(9,767,062)	2Q21	(13,965,521)
3Q21	(9,616,653)	3Q21	(13,619,271)
4Q21	(9,222,283)	4Q21	(13,619,271)
1Q22	(8,903,705)	1Q22	(13,619,271)
2Q22	(8,874,973)	2Q22	(13,619,271)
3Q22	(8,680,338)	3Q22	(12,477,478)
4Q22	(7,951,699)	4Q22	(12,477,478)
1Q23	(7,087,515)	1Q23	(10,973,158)
2Q23	(6,697,020)	2Q23	(9,632,707)
3Q23	(6,074,537)	3Q23	(8,420,132)
4Q23	(5,913,771)	4Q23	(7,019,964)
1Q24	(5,913,771)	1Q24	(6,724,841)
2Q24	(5,461,991)	2Q24	(4,165,531)
3Q24	(4,874,134)	3Q24	(4,165,531)
4Q24	(4,354,148)	4Q24	(2,386,916)
1Q25	(3,378,650)	1Q25	(1,959,099)
2Q25	(2,885,417)	2Q25	(1,103,466)
3Q25	(2,824,582)	3Q25	(1,103,466)
4Q25	(2,608,862)	4Q25	(367,822)
1Q26	(2,561,837)	1Q26	-
2Q26	(2,561,837)	2Q26	-
3Q26	(2,372,607)	3Q26	-
4Q26	(2,331,673)	4Q26	-

13

ATTACHMENT VI – OPERATIONAL AND FINANCIAL HIGHLIGHTS

Linx Commerce	1Q21	1Q20	YoY
GMV (BRL mn)	647.3	346.4	86.8%
# of clients	582	469	24.1%
SR (BRL mn)	9.6	4.6	109.4%
OMS	1Q21	1Q20	YoY
Orders	3,501,417	1,886,450	85.6%
GMV (BRL mn)[1]	662.9	302.3	119.3%
# of active stores	2,892	2,331	24.1%
SR (BRL mn)	3.2	1.9	71.2%
Impulse	1Q21	1Q20	YoY
# of clients	640	770	-16.9%
SR (BRL mn)	20.7	15.1	37.2%
Delivery	1Q21	1Q20	YoY
GMV (BRL mn)	220.4	66.8	230.1%
# of active clients	4,209	1,964	114.3%
# of orders	3,415,954	1,270,281	168.9%
SR (BRL mn)	4.1	1.0	302.0%
Core Big Retail and Napse	1Q21	1Q20	YoY
# of invoiced clients	299	310	-3.5%
SR (BRL mn)	19.4	14.7	32.5%
Core Mid & Large[2]	1Q21	1Q20	YoY
# of invoiced clients	39,253	39,384	-0.3%
SR (BRL mn)	137.5	128.9	6.7%
Core Small Business (Hiper)	1Q21	1Q20	YoY
# of invoiced clients	21,036	18,354	14.6%
SR (BRL mn)	3.7	2.7	36.3%

1. The current business model of Linx's OMS is not indexed to GMV. However, this shows the relevance of the transaction volume of Linx's end-to-end platform.

2. Subscription Revenue without Neemo.

Notes:

a) In many cases, a billed customer is represented by a chain of stores; b) It is worth noting that, with the exception of OMS, the comparison between 1Q21 and 1Q20 is positively impacted by the effect of the pandemic since the second half of March 2020; c) The disclosure of the indicators is a facilitator to characterize the customer base from Linx.

14

GLOSSARY

Delivery app: Personalized delivery through the integration of the establishment's delivery application and its e-commerce platform, offering the consumer an omnichannel experience.

EBITDA: We calculate EBITDA as net income plus: (1) net financial revenue (expense); (2) income tax and social contribution and (3) depreciation and amortization. Therefore, EBITDA serves as an indicator of our overall financial performance, which is not affected by changes in interest rates, income or social contribution, tax rates or levels of depreciation and amortization. Consequently, we believe that EBITDA, when considered in conjunction with other available accounting and financial information, serves as a comparative tool to measure our operating performance, as well as to guide certain administrative decisions. We believe that EBITDA provides the reader with a better understanding not only of our financial performance, but also of our ability to pay interest and principal on our debt and incur additional debt to finance our investments and working capital. We calculate EBITDA and EBITDA margin in accordance with CVM rules. For the sake of comparability, in Adjusted EBITDA, we highlight EBITDA non-recurring expenses in the period.

Gateway: online gateway for payments in e-commerce.

Payment Link: Enables retailers to offer customers a secure link to pay for their purchases via messaging applications. The tool is fully integrated with the retailer's POS, eliminating the need for a website to make non-face-to-face sale.

Linx Digital or Digital: convergence of all channels used by the company with its customer, integrating the customer experience between online and offline world. In the case of Linx, it concentrates Linx Omni (OMS), Linx Commerce (the e-commerce platform) and Linx Impulse (search, recommendation, reengagement and retargeting tools).

Linx Pay Hub, Pay Hub or financial services: it involves initiatives such as TEF, Linx Pay (sub-acquiring), Linx Antecipa (anticipation and assignment of receivables), QR Linx, and new products aligned to the strategic positioning of Linx in this area.

EBITDA margin: we calculate the EBITDA margin by dividing EBITDA for the period by net operating revenue for the same period.

OMS: by using Linx Omni OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located. Our OMS product offers multi-channel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers that decreases inventory shortage, generates more consumer traffic and increased sales. Our OMS product is divided into two modules:

• Omni OMS: A smart cloud-based suite of communication channels facilitates the interaction between business operations and applicable tax and accounting regulations. The Omni OMS module is responsible for integrating all systems associated with the OMS, such as the retailer's ERP, customer service, logistics, ecommerce platform and mobile solutions, among others.

• Omni in-store: This module is connected to a brick and mortar store's POS software, helping transform the store into a distribution center. The instore module allows the store operator to confirm that a customer has placed an order and monitor the necessary steps to ship or reserve the product, including choice of packaging, labeling, separation for pickup and interaction with the carrier for delivery, among others.

Through our OMS product, retailers can manage the following functionalities: ship from store, ship to home, ship to store, pick-up in store, click & collect, return in store, showrooming.

Consulting service revenue: revenue from implementation services of our solutions, including installation, customization, training and other services related to our products. These revenue components are characterized by their one-time or non-recurring nature. Consulting service revenue are recognized on our statement of income when delivered, in the case of installation, customization and training. If the amount billed exceeds the services performed for any given period, the difference is presented as deferred revenues on the statement of financial position.

Total recurring revenue: comprises revenue from monthly subscription fees that we charge our customers (1) for using our software; and (2) the fees we charge for ongoing technical support, helpdesk services, software hosting services, support teams and connectivity services. The fees in (1) and (2), above, are charged together in a single contract, with an average duration of twelve months, subject to automatic renewal, Subscription-related revenues are non-refundable and are paid monthly. Subscription revenues are reported as they are performed, beginning on the date the service is made available to customers and all other income recognition criteria have been identified. Subscription revenues for services made available to customers in 2017 and 2016 have been recognized since the beginning of the service. Since the adoption of IFRS 15, the fee is recognized over the average time the service is offered to the customer. Most of the revenue derives from customers' monthly use of services.

15

SaaS (Software as a Service): cloud-based solutions that have a recurring subscription revenue model. Examples of SaaS solutions include ERP software in the cloud, Electronic Funds Transfer (TEF), Electronic Fiscal Receipt (NFC-e), OMS, advertising and re-engagement.

Customer retention rate: the rate at which billings from existing subscribed customers at the beginning of the period continue as billings during the end of such applicable period not adjusted for (x) any increases or decreases in billings for pricing changes or (y) additional products or services provided to these existing subscribed customers.

TEF: electronic funds transfer is a middleware between POS (point of sale) software and the retail acquirer that allows our customers to direct credit and debit card transactions to their merchant acquirer of choice (credit and debit card processor), among other functionalities. This electronic payment solution is also fully integrated with our ERP (Enterprise resource planning) software. Through TEF, we have a unique opportunity to capture a significant volume of debit and credit card transactions pass through the cloud gateways managed by Linx. We actively seek to expand our electronic payment mechanisms. With the increase in debit and credit card transactions, as well as the adoption of cloud-based software, the importance of and demand for these solutions has increased. We offer TEF services as a complementary solution to our software solutions and our primary strategy is on cross-selling to our existing customer base. Customers using our TEF solutions may experience improved performance, stability and availability of our other software solutions.

Forward-looking statements

This earnings release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, priorities, plans or intentions. Forward-looking statements in this release include, but are not limited to, statements regarding our future profitability and timing for profitability, our future financial and operating performance, including our outlook for the full year of 2020, demand for our products and services and the markets in which we operate and the future of our industry. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks regarding our ability to forecast our business, our competition, fluctuations in the markets in which we operate, our ability to attract and retain customers and our partner relationships. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission (“SEC”). The forward-looking statements in this release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements, except as required by law.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer